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                               June 23, 2021

       Raid Chalil
       Chief Executive Officer
       Tipmefast, Inc.
       HaShnura St 1
       ZihronYa   akow, Israel

                                                        Re: Tipmefast, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 14, 2021
                                                            File No. 333-222880

       Dear Mr. Chalil:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note your disclosure that "[t]he Shareholders will sell the common stock being registered in this
offering at a fixed price of $0.005 per share, until the securities are quoted on the OTC
listed on an exchange and thereafter at prevailing market prices or privately negotiated
prices." Please indicate here and throughout the prospectus on which
                                                        OTC Market system you
plan to have your shares quoted. Refer to Item 501(b)(3) of
                                                        Regulation S-K.
   2. Please disclose in the body of the prospectus the information required by Item
                                                        507 of Regulation S-K,
including the nature of any material relationship which any selling security holder has had
within the past three years with you or your affiliates. In this regard, please note
that the Selling Shareholder List included as Exhibit 99 in Part II of the
 Raid Chalil
Tipmefast, Inc.
June 23, 2021
Page 2
         registration statement is not delivered to prospective investors. Your revised disclosure should also include, in tabular format: (1) the name of the selling stockholder (2) the amount beneficially owned by each selling stockholder prior to the offering; (3) the
         amount to be offered for that holder   s account; and (4) the amount
and percent to be
         beneficially owned by that holder following completion of the offering.
3. Please amend your registration statement on Form S-1 to file the exhibits listed in Item 16, including your legal opinion and auditor's consent.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jennifer L pez at 202-551-3792 or Dietrich King at 202-551-8071 with any questions.



FirstName LastNameRaid Chalil                                  Sincerely,
Comapany NameTipmefast, Inc.
                                                               Division of
Corporation Finance
June 23, 2021 Page 2                                           Office of Trade
& Services
FirstName LastName